September 4, 2012

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Sprott Physical Platinum and Palladium Trust

Amendment No. 4 to Registration Statement on Form F-1

Dear Mr. Kluck:

Reference is made to Amendment No. 3 to the registration statement on Form F-1 (File No. 333-179017) of Sprott Physical Platinum and Palladium Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on June 13, 2012 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering.  By letter dated June 22, 2012 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 4 to the Registration Statement on September 4, 2012 (the “Amended Registration Statement”).  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the prospectus included in the Amended Registration Statement (the “Prospectus”).  Capitalized terms used but not defined herein shall have the meanings set forth in the Amended Registration Statement.

Form F-1

Summary of Fees and Expenses, page 11

1.                                      We note your response to comment 4 of our letter dated April 20, 2012. Please revise to disclose, if accurate, that the Trust does not provide any protections against loss, apart from the insurance carried by the Mint. Please include related risk factor disclosure if appropriate.

The Trust respectfully advises the Staff that it has revised the Prospectus on pages 2 and 61 accordingly. The Trust further respectfully advises the Staff that it believes the risk factor titled “The Trust will not insure its assets and there may not be adequate sources of recovery if its physical platinum and palladium bullion is lost, damaged, stolen or destroyed” on page 21 of the Prospectus addresses the Staff’s concerns with respect to disclosing to investors that the Trust will not provide additional protections against loss.

Computation of Net Asset Value, page 90

2.                                      We note your response to comment 11 of our letter dated April 20, 2012, as well as your revised disclosure on page 90 and reissue in part our prior comment. Please disclose how Bloomberg will determine the price of the physical platinum and palladium. Also, please briefly discuss in the summary section, as well.

The Trust respectfully advises the Staff that it has revised the Prospectus on pages 5 and 90 accordingly.

The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Alexandre V. Rourk at (202) 661-7148 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Enclosure